

April 24, 2009

Mr. Richard E. Gathright
Chief Executive Officer and President
SMF Energy Corporation
200 W. Cypress Creek Road, Suite 400
Fort Lauderdale, FL 33309

> **Re: SMF Energy Corporation**
> **Form S-3 Filed March 31, 2009**
> **File No. 333-158328**

Dear Mr. Gathright:

We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 Filed March 31, 2009

1.   We note that you are seeking to register the sale of up to 1,515,212 shares of your common stock by selling stockholders and the sale of up to 10,000,000 shares by the company. We note that your public float is less than $75 million, and that 12,996,056 shares of your outstanding common stock were held by non-affiliates on March 26, 2009. With regard to the amount of shares to be sold by the company as a primary offering, please review the Transaction Requirements set forth in General Instruction I.B to Form S-3, especially I.B.1 (Primary Offerings by Certain Registrants) and I.B.6 (Limited Primary Offerings by Certain Other Registrants) and explain to us why you believe that you are eligible to register a primary offering on Form S-3.

<u>Selling Stockholders, page 10</u>

2.   Your table of selling stockholders includes the names of several entities that are not natural persons. For each of these entities, please revise the disclosure to identify the natural persons who have voting or investment control with regard to the shares held by these entities. You may do this by adding footnotes to the table of selling stockholders.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director